UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNWIRED PLANET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

91531F103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of Unwired Planet, Inc. (the "Issuer") based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,568,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,568,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,568,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on July 8, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 17, 2013 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on September 24, 2014 (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed on May 22, 2015 (“Amendment No. 3”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 4 have the meanings provided in the previously filed statement on Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The responses to Items 3, 5 and 6 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) between the Fund and certain funds managed by MAST Capital Management, LLC (collectively, the “Buyer”), dated as of May 21, 2015, the Fund agreed to sell and the Buyer agreed to purchase, subject to the satisfaction of or waiver of certain conditions, (i) 5,500,000 shares of Common Stock held by the Fund at a price per share equal to $0.8829, and (ii) senior secured notes due 2018 (the “Notes”) issued by the Issuer pursuant to an Indenture dated as of June 28, 2014 (as amended from time to time, the “Indenture”) with an aggregate Note Balance (as defined in the Indenture) of $31,228,492, for a purchase price that is 109.65625% of the then current aggregate Note Balance, plus the amount of interest accrued but unpaid through the date that is the earlier of (i) consummation of the Note Transaction (as defined in the Purchase Agreement) in accordance with the terms of the Purchase Agreement and (ii) 20 business days following the date of the Purchase Agreement (the “Note Accrual Date”), determined as if the interest on the Notes were payable in cash rather than as a PIK Payment (as defined in the Indenture).  All interest from and after the Note Accrual Date shall be for the account of the Buyer.  Pursuant to the Purchase Agreement and the Director Designation Right Assignment Agreement, dated as of May 21, 2015, by and among the Fund and the Buyer (the “Assignment Agreement”), the Fund agreed to sell and assign to the Buyer, and the Buyer agreed to purchase and assume from the Fund, the right, pursuant to Section 7(b)(1) of the Securities Purchase Agreement between the Issuer and the Fund, dated June 28, 2013 (the “Securities Purchase Agreement”), to designate one (1) member to the Issuer’s Board of Directors (the “Designated Director”), provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors (the right to designate the Designated Director, the “Board Designation Right”).

The consummation of the assignment and assumption of the Board Designation Right was subject to the Issuer indicating its consent and acceptance of such assignment and assumption by execution of the Assignment Agreement and the satisfaction of or waiver of the same conditions precedent to the consummation of the other transactions set forth in the Purchase Agreement.  On May 29, 2015, the Issuer indicated its consent and acceptance of the assignment and assumption of the Board Designation Right by execution of the Assignment Agreement.  All material conditions precedent to the transactions set forth in the Purchase Agreement have been satisfied, though settlement of each transaction is subject to the contemporaneous consummation of the other transactions.  The assignment and assumption of the Board Designation Right shall be effective at such time as the other transactions set forth in the Purchase Agreement are consummated.

Additionally, pursuant to Section 7(b)(2) of the Securities Purchase Agreement, from and after June 28, 2016, the Fund shall have the right to designate one (1) additional member to the Issuer’s Board of Directors (the “Additional Designated Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors.

The Issuer shall have the right to block a Designated Director and/or an Additional Designated Director if such designee holds, or is nominated to hold, a management position or board seat at a company that the Issuer’s Board of Directors reasonably determines directly competes with the Issuer.  In addition, the right to designate (and maintain the right to designate) the Designated Director and/or the Additional Designated Director shall at all times be subject to (x) the designating party (i) maintaining a voting percentage equal to or greater than 5% of the total shares outstanding or (ii) maintaining a voting percentage equal to or greater than 3% of the total shares outstanding and holds at least 50% of the senior secured notes issued under the Note Purchase Agreement and (y) applicable rules and published guidance of The NASDAQ Stock Market LLC, including, but not limited to, listing rule 5640 (or any successor rule) and will depend in part on the designating party’s ownership percentage as of the time of the applicable designation.

CUSIP No. 91531F103	SCHEDULE 13D/A

Copies of the Purchase Agreement and the Assignment Agreement were previously filed as Exhibit 1 and Exhibit 2, respectively, to Amendment No. 3 filed by the Reporting Persons on May 22, 2015, and are incorporated herein by reference, and the preceding summaries are qualified in their entirety by reference to the full texts of the respective agreements.  A copy of the Securities Purchase Agreement was previously filed as Exhibit 2 to the original Schedule 13D filed by the reporting persons on July 8, 2013, and is incorporated herein by reference, and the preceding summary of the Securities Purchase Agreement is qualified in its entirety by reference the full text of such agreement.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing Notes, selling some or all of any Notes, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are each hereby amended and restated to read as follows:

(a), (b) The following disclosure assumes that there are 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 6,568,780 shares of Common Stock that it holds, representing approximately 5.85% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 6,568,780 shares of Common Stock, representing approximately 5.85% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 6,568,780 shares of Common Stock, representing approximately 5.85% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own 6,568,780 shares of Common Stock, representing approximately 5.85% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own 6,568,780 shares of Common Stock, representing approximately 5.85% of the Common Stock outstanding.

Each of the of the Executive Officers and other partners and members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that any of the Investment Manager, IC GP or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein, and this Schedule 13D, as amended, shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose, except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities.

(c)   The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

                The responses to Items 3, 4 and 5 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4 are incorporated herein by reference.

                The disclosure regarding the Purchase Agreement and the Assignment Agreement contained in Item 4 is incorporated herein by reference.

                Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 91531F103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2015

INDABA CAPITAL MANAGEMENT, L.P.
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 91531F103	SCHEDULE 13D/A

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Common Stock.  The following transaction was effected for the account of Indaba Capital Fund, L.P. (the “Fund”).  The following transaction that occurred on May 29, 2015 was effected pursuant to a securities purchase agreement entered into between the Fund and certain funds managed by MAST Capital Management, LLC.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
05/29/15	Sale	(5,500,000)	$0.8829